Item 77O - 10f3 Transactions

LAZARD RETIREMENT SERIES, INC.

SECURITIES PURCHASED DURING AN UNDERWRITING
INVOLVING LAZARD CAPITAL MARKETS LLC SUBJECT TO RULE 10f-3
UNDER THE INVESTMENT COMPANY ACT OF 1940

For the Year Ended December 31, 2012

						   Total		Shares
					Date	   Shares     Price   Purchased by
Portfolio		Security		Purchased  Offered  Per Share The Portfolio
									  (1)

Lazard Retirement 	US Silica  	1/31/12	11,764,700	$17.00 	90,200
U.S. Small-Mid Cap	Holdings,Inc.
Equity Portfolio



Total		                % of Offering
Principal	% of Offering	Purchased by
Purchased by	Purchased by	all Portfolios	Selling
The Portfolio	the Portfolio	(25% Maximum*)	Broker

$1,533,400	0.7667%		5.1000%		Morgan Stanley



Notes:
(1) In addition to the Portfolios, other accounts managed by LAM purchased, in aggregate, 600,000 shares, or 5.10%, of the total shares offered by US Silica Holdings, Inc.

* Purchases by all Portfolios in aggregate may not exceed 25% of the principal amount of the offering.